Exhibit 2

21 May 2003

Company Announcements Office

Australian Stock Exchange

Level 4

20 Bridge Street

Sydney NSW 2000

Dear Sir

Re: Completion of Queensland Diagnostic Imaging acquisition

Mayne advises the Australian Stock Exchange that further to its announcement on 27 February 2003, Mayne has today completed the acquisition of Queensland Diagnostic Imaging.

Yours faithfully,
MAYNE GROUP LIMITED

/s/ JOHN PRIESTLEY
John Priestley Company Secretary